UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _____________________
Commission file number 0-24699
Bright Horizons Retirement Plan
(Full title of the plan)
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

BRIGHT HORIZONS RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2006
Bright Horizons Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustees of
Bright Horizons Retirement Plan
We have audited the accompanying statement of net assets available for benefits of Bright Horizons Retirement Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
The Plan has adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 1 to the financial statements.
We have compiled the accompanying statement of net assets available for benefits of Bright Horizons Retirement Plan as of December 31, 2005 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.
A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying 2005 statement of net assets available for benefits and, accordingly, do not express an opinion or any other form of assurance on it.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) and schedule H, line 4j — Schedule of Reportable Transactions as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
GRAY, GRAY & GRAY, LLP
Westwood, MA
June 27, 2007

BRIGHT HORIZONS RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
		(Compiled)
ASSETS
Investments, at fair value:
Investments in mutual funds	$1,419,833	$1,062,614
Investments in investment contract	235,616	131,884
Bright Horizons Company Stock Fund	118,627	95,446
Participant loans	87,788	45,003

TOTAL INVESTMENTS	1,861,864	1,334,947

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,861,864	1,334,947
Adjustment from fair value to contract value for fully benefit-responsive investment contract	5,492	8,496

NET ASSETS AVAILABLE FOR BENEFITS	$1,867,356	$1,343,443

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$9,618
Net appreciation in fair value of investments	177,703

187,321

Contributions:
Participant deferrals	245,170
Employer	141,564

386,734

Total additions	574,055

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	46,291
Administrative expenses	3,851

Total deductions	50,142

NET INCREASE	523,913
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,343,443

End of year	$1,867,356

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Bright Horizons Retirement Plan (the “Plan”) of Bright Horizons Family Solutions, Inc. (the “Company”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.
1.	General — The Plan is a defined contribution plan that is available to all eligible class employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
2.	Eligibility — Employees at the Flint, MI and Livonia, MI locations are eligible to participate in the Plan on January 1, April 1, July 1 or October 1 after having completed one year and 1,000 hours of continuous service, they are at least 20 1/2 years of age and they are in an “eligible class” of employees. Employees at the Family Center locations are eligible to participate in the Plan on the first day of the quarter following the date of hire provided they are at least 20 1/2 years of age and they are in an “eligible class” of employees.
3.	Contributions — Participants are permitted to contribute up to 20% of pretax compensation up to a maximum not to exceed amounts allowable under current income tax regulations. Catch-up contributions are permitted for participants reaching age 50 during the Plan year.

Regular matching contributions can be made at the discretion of the Company and for the year ending December 31 2006 were as follows for each location under the Plan:
Flint, MI location — The Company can match tax-deferred contributions up to 5% of a Participant’s compensation for each payroll period.
Livonia, MI location — The Company can match tax-deferred contributions up to 2% of a Participant’s compensation for each payroll period.
Family Center location — The Company can match tax-deferred contributions up to 4.5% of a Participant’s compensation for each payroll period not to exceed $55,000 for the Plan year.
Each year the Company may also make a discretionary profit sharing contribution to the Plan based on a percentage of each participant’s compensation which will be determined by management. For the Plan period ended December 31, 2006 and 2005, the Company did not make a profit sharing contribution.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
4.	Vesting — Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested based on location. Participants at the Family Center location are vested 20% after the second year of employment, 50% after three years and 25% for each year thereafter, such that the participant is 100% vested after five years of continued employment. Participants at the Flint, MI or Livonia, MI locations are vested 20% after the first year of employment and 20% for each year thereafter, such that the participant is 100% vested after five years of continued employment.
5.	Participant Accounts — Each participant’s account is credited with the participant’s contributions and earnings (losses); thereon, and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.
6.	Forfeitures — The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $5,516 and $0, respectively. During 2006 and 2005, employer contributions were reduced by $1,767 and $56,995, respectively, from forfeited nonvested accounts.
7.	Payment of Benefits — On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum or installments.
8.	Participant Loans — Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 6.25% to 9.25%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 30 years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.
9.	Investment Options — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, the Bright Horizons Company Stock Fund and a group annuity contract as investment options for participants.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)
10.	Significant Plan Amendments —

Effective January 1, 2005, the Plan was amended to allow participants to contribute up to 20% of pretax compensation to the Plan.

Effective May 1, 2005, the Plan was amended to include the Livonia, MI location.

Effective June 1, 2005, the Plan was amended to change the age requirement to 20 1/2 years and to eliminate annuities as a payment option.

Effective January 1, 2006, the Clover/T. Rowe Price/Earnest Select Small Company Value Fund was added as an investment choice for participants and the Oppenheimer Premier Small Company Opportunities Fund was removed as an investment choice for participants.

Effective January 1, 2006, the plan amended the definition of compensation to exclude severance pay, value of qualified and non-qualified stock option granted, and compensation arising from the vesting of common stock awards.

Effective January 1, 2006, due to changes in the Treasury Regulations that govern 401(k) plan administration rules, the Internal Revenue Service (“IRS”) requires that 401(k) Plan documents be amended to incorporate the new rules. The great majority of changes in these Regulations effect nondiscrimination testing procedures. One change is the expansion of hardship distribution events including but not limited to funeral expenses for family members or dependents.
11.	New Accounting Pronouncements — As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements and supplementary schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Bright Horizons Family Solutions, Inc.’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximates fair value.
The fully benefit responsive investment contract is presented at fair value on the statement of net assets available for benefits. The fair value of this investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized deals, discount rate and the duration of the underlying portfolio securities. The statement of net assets available for benefits also presents an adjustment to state the fully benefit responsive investment contract at contract value. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate of the investment contract at December 31, 2006 and 2005 was 3.6% and 3.3%, respectively. The interest rates on the guaranteed investment contract are reset on a semi-annual basis. The average yield for 2006 and 2005 was 3.3% and 3.8%, respectively. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Administrative Expenses — Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Other expenses (such as legal, audit and consulting fees) incurred in the administration of the Plan are paid for by the Company.
Plan Termination — Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 3 — INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2006 and 2005:

	December 31, 2006
	Shares	Fair Value
MassMutual Group Annuity Contract — Fixed Fund	—	$235,616
T. Rowe Price New Horizons Fund	370	$134,322
Northern Trust Select Indexed Equity Fund	250	$94,482
Davis Select Large Cap Value Fund	1,079	$214,044
Oppenheimer Quest Balanced Value Fund	1,046	$157,766
Babson Premier Enhanced Index Value Fund	1,144	$191,833
Babson Premier Enhanced Index Growth Fund	2,587	$247,496
Select Overseas Fund	1,143	$187,259
Clover/T. Rowe Price/Earnest Select Small Company Value Fund	594	$106,990
Bright Horizons Company Stock Fund	4,665	$118,627

	December 31, 2005
	(Compiled)
	Shares	Fair Value
Oppenheimer Small Company Opportunities Fund	301	$83,421
Davis Select Large Cap Value Fund	939	$162,429
MassMutual Group Annuity Contract — Fixed Fund	—	$131,884
Northern Trust Select Indexed Equity Fund	252	$82,732
Oppenheimer Quest Balanced Value Fund	824	$111,935
T. Rowe Price New Horizons Fund	341	$115,810
Bright Horizons Company Stock Fund	3,922	$95,446
Babson Premier Enhanced Index Growth Fund	2,206	$192,947
Babson Premier Enhanced Index Value Fund	930	$128,329
Select Overseas Fund	957	$122,579
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $177,703 as follows:

Mutual funds	$172,925
Common stock fund	4,778

$177,703

BRIGHT HORIZONS RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
NOTE 4 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated January 11, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by the Trustee, Massachusetts Mutual Life Insurance Company, a party-in-interest with respect to the Plan. Fees paid to Massachusetts Mutual Life Insurance Company totaled $3,851 in 2006. The Plan also has investments in Bright Horizons Family Solutions, Inc.’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.
NOTE 6 — TRANSFER OF ASSETS
After the close of business on December 2, 2003, the Company acquired all of the capital stock of ACCES Management Inc. The Plan was amended effective May 1, 2005 to allow the ACCES Management Inc. 401(k) Profit Sharing Plan (the “merged plan”) to be merged into and made a part of the plan. On May 18, 2005, net assets of $156,504 and participant loans receivable of $46,675 were transferred from the merged plan into the Plan. Each employee who was eligible to participate in the merged plan immediately prior to May 1, 2005 was eligible to participate in the Plan on and after May 1, 2005.
NOTE 7 — SUBSEQUENT EVENTS
Effective April 13, 2007 the Family Center locations were closed and the plan was terminated for these participants. Effective June 29, 2007, the Livonia, Michigan location will be closed and the plan will be terminated for these participants. These events are considered partial plan terminations and, therefore, the effected participants became 100% vested in their accounts.

SUPPLEMENTAL SCHEDULES

BRIGHT HORIZONS RETIREMENT PLAN
SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR
DECEMBER 31, 2006
PLAN NUMBER: 002 E.I.N. 04-2949680
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,
	lessor or similar party	Description of Investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	Calvert Social Equity Fund (SIA-WN)	**	$46,444
*	Massachusetts Mutual Life Insurance Company	Davis Select Large Cap Value Fund (SIA-J)	**	$214,044
*	Massachusetts Mutual Life Insurance Company	Mass Mutual Group Annuity Contract — Fixed Fund	**	$241,108
*	Massachusetts Mutual Life Insurance Company	Northern Trust Select Indexed Equity Fund (SIA-X)	**	$94,482
*	Massachusetts Mutual Life Insurance Company	Oppenheimer Quest Balanced Value Fund (SIA-NB)	**	$157,766
*	Massachusetts Mutual Life Insurance Company	Clearbridge/Western Select Strategic Balanced Fund (SIA-LB)	**	$36,714
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund (SIA-W4)	**	$134,322
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Value Fund (SIA-NT)	**	$191,833
*	Massachusetts Mutual Life Insurance Company	Babson Premier Enhanced Index Growth Fund (SIA-NU)	**	$247,496
*	Massachusetts Mutual Life Insurance Company	Babson Premier Diversified Bond Fund (SIA-P)	**	$2,483
*	Massachusetts Mutual Life Insurance Company	Select Overseas Fund (SIA-SH)	**	$187,259
*	Massachusetts Mutual Life Insurance Company	Clover/T. Rowe Price/Earnest Select Small Company Value Fund (SIA-SY)	**	$106,990
*	Investors Bank and Trust	Bright Horizons Company Stock Fund	**	$118,627
*	Participant Loans	Rates from 6.25% to 9.25%, maturities ranging from 2007 to 2024	$—	$87,788
*	Represents party-in-interest to the plan.

**	Cost information not required for participant directed investments.

BRIGHT HORIZONS RETIREMENT PLAN
SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR
DECEMBER 31, 2006
PLAN NUMBER: 002 E.I.N. 04-2949680
Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Expense
		Purchase	Selling	Lease	Incurred with		Current Value on	Net Gain or
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Cost of Asset	Transaction Date	(loss)
Massachusetts Mutual Life Insurance Company	Oppenheimer Premier Small Company Opportunities Fund	$—	$84,774	$—	$—	$81,178	$84,774	$3,596
Massachusetts Mutual Life Insurance Company	Clover/T. Rowe Price/Earnest Select Small Company Value	$84,774	$—	$—	$—	$—	$—	$—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS RETIREMENT PLAN
June 27, 2007
	By:	Investors Bank & Trust Company, Trustee

By:	/s/ Sally Stubbs
Title: Director and Fiduciary Officer

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS

23.1	Consent of Gray, Gray & Gray, LLP